UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19249M 102

(CUSIP Number)

Lester R. Brafman

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19249M 102	SCHEDULE 13D

1	Name of Reporting Person Lester R. Brafman

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 49,156

	8	Shared Voting Power 0

	9	Sole Dispositive Power 49,156

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,156

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.07%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 19249M 102	SCHEDULE 13D

This Amendment No. 3 to Schedule 13D is filed to amend Items 4 and 5 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 3, 2016 and Amendment No. 1 to Schedule 13D filed with the SEC on February 23, 2018 (as so amended, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.      Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

On November 30, 2018, two Non-Qualified Stock Option Awards pursuant to which Lester R. Brafman (the “Reporting Person”) was granted options to purchase an aggregate of 300,000 shares of common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc., a Maryland corporation (the “Issuer”), expired pursuant to their terms.

Item 5.      Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on 1,207,022 shares of Common Stock outstanding as of November 27, 2018 (as provided by the Issuer).

Number of Shares of Common Stock with Sole Voting Power	Number of Shares of Common Stock with Shared Voting Power Dispositive Power	Number of Shares of Common Stock with Sole Dispositive Power	Number of Shares of Common Stock with Shared Dispositive Power	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
49,156	0	49,156	0	49,156	4.07%

(c) Except as set forth in Item 4 above, there have been no transactions by the Reporting Person in shares of the Common Stock during the last 60 days.

(d) Not applicable

(e) On November 30, 2018, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2018

By:	/s/ Lester R. Brafman
Name: Lester R. Brafman